Exhibit (a)(18)





                                                Contact:    Steven A. Markel
                                                            Markel Corporation
                                                            (804) 965-1675


                       MARKEL COMPLETES OFFER FOR GRYPHON

RICHMOND, Virginia, January 19, 1999 -- Markel Corporation (NYSE: MKL) announced today that it had completed its cash tender offer for all of the outstanding shares of common stock of Gryphon Holdings Inc. (Nasdaq: GRYP) at 5:00 P.M., New York City time, on Friday, January 15, 1999.

As of the termination of the offer, based on a preliminary count from the depositary for the offer, approximately 5.9 million shares of Gryphon common stock had been tendered and accepted for payment. These shares, together with the shares that Markel already owned, represent approximately 98% of Gryphon's total issued and outstanding shares of common stock. Markel intends to cause a wholly owned subsidiary of Markel to effect a merger with Gryphon pursuant to which the remaining shares of Gryphon common stock will be converted into the right to receive $19.00 per share in cash. Markel currently expects the merger to be consummated by the end of February 1999. The timing of the merger will depend upon, among other things, whether the outstanding shares of Gryphon preferred stock are redeemed, converted into shares of Gryphon common stock or purchased by Markel in a negotiated transaction.

Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, Markel seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of Markel are to earn consistent underwriting profits and superior investment returns to build shareholder value.

Gryphon Holdings, which operates through its main subsidiary, Gryphon Insurance Group, is a specialty property and casualty underwriting organization. Gryphon's wholly-owned insurance subsidiaries are Associated International Insurance Company, Calvert Insurance Company, and The First Reinsurance Company of Hartford.